Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Post-Effective Amendment No. 1 to the Registration Statement (Form S-1 No. 333-179637) and related Prospectus Supplement No. 1 of DARA Biosciences, Inc. for the registration of its preferred and common stock and warrants and to the incorporation by reference therein of our report dated February 17, 2012 with respect to the consolidated financial statements of DARA BioSciences, Inc. and subsidiaries as of and for the year ended December 31, 2011 included in its Annual Report (Form 10-K) for the year ended December 31, 2012 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina

March 28, 2013